Flextronics International Ltd.

2 Changi South Lane

Singapore 486123

(65) 6876 9899

September 21, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Flextronics International Ltd.

Registration Statement on Form S-4

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (the “Registration Statement”) being filed concurrently with this letter by Flextronics International Ltd., a Singapore company (the “Company”), and the following additional registrants named in the Registration Statement: Flextronics America, LLC, Flextronics Industries Marketing (L) Ltd., Flextronics International Asia-Pacific Ltd, Flextronics International Europe B.V., Flextronics International Kft., Flextronics International Tecnologia Ltda., Flextronics International USA, Inc., Flextronics Logistics USA, Inc., Flextronics Marketing (L) Ltd., Flextronics Sales & Marketing (A-P) Ltd., Flextronics Sales and Marketing Consumer Digital Ltd., Flextronics Sales & Marketing North Asia (L) Ltd and Flextronics Telecom Systems Ltd (together with the Company, collectively, the “Registrants”) in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of an offer to exchange (the “Exchange Offer”) up to $600,000,000 aggregate principal amount of the Company’s outstanding, unregistered 4.750% Notes due 2025 (the “Original Notes”) for an equivalent amount of registered 4.750% Notes due 2025 (the “Exchange Notes”). The Registrants are registering the Exchange Offer in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (May 13, 1998) (“Exxon Capital”), Morgan Stanley & Co., Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).

The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of each of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the exchange offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes, such person (i) cannot rely on the position of the Staff enunciated in Exxon Capital or interpretive letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

Neither the Registrants nor any of their respective affiliates have entered into any arrangement or understanding with any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who will receive Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offer, to distribute the Exchange Notes to be received in the Exchange Offer. The Registrants will make each person participating in the Exchange Offer aware (through the exchange offer prospectus or otherwise) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who will receive Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes. The Registrants will also include in the letter of transmittal to be executed by each person participating in the Exchange Offer that (i) if such person is a broker-dealer, such person represents that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes and (ii) if such person is a broker-dealer that will receive Exchange Notes for its own account in exchange for Original Notes, it represents that the Original Notes to be exchanged for Exchange Notes were acquired by it as a result of market-making activities or other trading activities and acknowledges that it will deliver a prospectus in connection with any resale of such Exchange Notes and that by so acknowledging and by delivering a prospectus, the undersigned will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If you have any questions regarding the Registration Statement, please contact Jeffrey N. Ostrager of Curtis, Mallet-Prevost, Colt & Mosle LLP at (212) 696-6918 or Raymond T. Hum of Curtis, Mallet-Prevost, Colt & Mosle LLP at (202) 452-7358.

Very truly yours,

FLEXTRONICS INTERNATIONAL LTD.

By:	/s/ Manny Marimuthu
Name:	Manny Marimuthu
Title:	Authorized Signatory

FLEXTRONICS AMERICA, LLC

By:	/s/ Christopher Collier
Name:	Christopher Collier
Title:	Manager

FLEXTRONICS INDUSTRIES MARKETING (L) LTD.

By:	/s/ Manny Marimuthu
Name:	Manny Marimuthu
Title:	Director

FLEXTRONICS INTERNATIONAL ASIA-PACIFIC LTD

By:	/s/ Manny Marimuthu
Name:	Manny Marimuthu
Title:	Director

FLEXTRONICS INTERNATIONAL EUROPE B.V.

By:	/s/ Mark J. Savage
Name:	Mark J. Savage
Title:	Managing Director

By:	/s/ Robert McCafferty
Name:	Robert McCafferty
Title:	Managing Director

FLEXTRONICS INTERNATIONAL KFT.

By:	/s/ Jean-Francois Zoeller
Name:	Jean-Francois Zoeller
Title:	Managing Director

By:	/s/ Robert McCafferty
Name:	Robert McCafferty
Title:	Managing Director

FLEXTRONICS INTERNATIONAL TECNOLOGIA LTDA.

By:	/s/ Flavio Dos Santos Magalhaes
Name:	Flavio Dos Santos Magalhaes
Title:	Manager

FLEXTRONICS INTERNATIONAL USA, INC.

By:	/s/ Timothy Stewart
Name:	Timothy Stewart
Title:	Vice President & Secretary

FLEXTRONICS LOGISTICS USA, INC.

By:	/s/ Timothy Stewart
Name:	Timothy Stewart
Title:	Vice President & Secretary

FLEXTRONICS MARKETING (L) LTD.

By:	/s/ Manny Marimuthu
Name:	Manny Marimuthu
Title:	Director

FLEXTRONICS SALES & MARKETING (A-P) LTD.

By:	/s/ Manny Marimuthu
Name:	Manny Marimuthu
Title:	Director

FLEXTRONICS SALES AND MARKETING CONSUMER DIGITAL LTD.

By:	/s/ Manny Marimuthu
Name:	Manny Marimuthu
Title:	Director

FLEXTRONICS SALES & MARKETING NORTH ASIA (L) LTD

By:	/s/ Manny Marimuthu
Name:	Manny Marimuthu
Title:	Director

FLEXTRONICS TELECOM SYSTEMS LTD

By:	/s/ Manny Marimuthu
Name:	Manny Marimuthu
Title:	Director